ADB INTERNATIONAL GROUP, INC.

1440 West Bitters Road, #1931
San Antonio, Texas 78248

October 7, 2013

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jennifer Lopez, Esq.

RE:    ADB International Group, Inc.
    File No. 000-54862

Ladies and Gentlemen:

    In furtherance of our discussions regarding the completion of the re-audit of the 2011 financial statements of ADB International Group, Inc. (the "Registrant"), this letter is to confirm our request for an extension of time to file the Registrant's amended Form 10/12g and Form 10-K. We have been informed by the auditor, M&K CPAs, that the audit should be completed in 10 to 15 days.

Best regards,

/s/ Richard Rubin
_____________
Richard Rubin